                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  FORM 11-K


(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended  December 31, 1995
                           -------------------------------------

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                               ---------------   -----------------

Commission file number    0-12640
                       -----------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            ELECTRO-TEC CORPORATION
                        EMPLOYEE RETIREMENT BENEFIT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                          ARBOR SHORELINE OFFICE PARK
                              19345 U.S. 19 NORTH
                              CLEARWATER, FL 34624

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


The following documents are attached hereto as exhibits:


                                                                                     Page
                                                                                     ----
Report of Independent Public Accountants                                              A

Statement of Net Assets Available for Plan Benefits as of
 December 31, 1995                                                                    1

Statement of Net Assets Available for Plan Benefits as of
 December 31, 1994                                                                    2

Statement of Changes in Net Assets Available for Plan Benefits
 for the Year Ended December 31, 1995                                                 3

Statement of Changes in Net Assets Available for Plan Benefits
 for the Year Ended December 31, 1994                                                 4

Notes to Financial Statements                                                        5-8

Schedule I - Item 27a - Schedule of Assets Held for
 Investment Purposes as of December 31, 1995                                          9

Schedule II - Item 27d - Schedule of Reportable Transactions                          10
 for the Year Ended December 31, 1995

Consent of Independent Public Accountants                                             11


In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Electro-Tec Corporation Employee
                                         Retirement Benefit Plan

Date: June 20, 1996

                                         By: The Plan Administrative Committee
                                             ---------------------------------





                                         By:    Lawrence J. Cawley
                                             ---------------------------------
                                         Lawrence J. Cawley
                                         Chairman and Chief Executive Officer
                                         Plan Administrative Committee

                    Report of Independent Public Accountants



To the Administrative Committee of the
Electro-Tec Corporation Employee Retirement Benefit Plan:

We have audited the accompanying statements of net assets available for plan benefits of ELECTRO-TEC CORPORATION EMPLOYEE RETIREMENT BENEFIT PLAN as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ Arthur Andersen LLP
                                                     ---------------------------
                                                         Arthur Andersen LLP

Grand Rapids, Michigan,
 May 24, 1996

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            AS OF DECEMBER 31, 1995



                                                             High            Intermediate
                                                Small       Income            Government    Prime               Income
                                   Common   Capitalization  Equity     Bond   Obligations Obligations Balanced Advantage
                                 Stock Fund      Fund        Fund      Fund      Fund       Fund       Fund      Fund      Total
                                 -----------  ----------  ---------- --------  --------  ----------  --------  -------- -----------
ASSETS:
 Cash                             $  1,018    $     -     $     -    $   -     $  -      $   -       $   -    $     -    $    1,018
                                  --------    ----------  ---------- --------  -------   --------    -------- ---------- ----------
 Investments:
  Mutual funds                        -        1,041,571   1,076,527  447,998   28,611    996,830     294,336       -     3,885,873
  Kaydon Corporation common stock  425,589          -           -        -        -          -           -          -       425,589
  Common collective fund              -             -           -        -        -          -           -     1,284,703  1,284,703
                                  --------    ----------  ---------- --------  -------   --------    -------- ---------- ----------
     Total Investments             425,589     1,041,571   1,076,527  447,998   28,611    996,830     294,336  1,284,703  5,596,165
                                  --------    ----------  ---------- --------  -------   --------    -------- ---------- ----------
 Dividend receivable                 1,674          -           -        -        -          -           -          -         1,674
                                  --------    ----------  ---------- --------  -------   --------    -------- ---------- ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS               $428,281    $1,041,571  $1,076,527 $447,998  $28,611   $996,830    $294,336 $1,284,703 $5,598,857
                                  ========    ==========  ========== ========  =======   ========    ======== ========== ==========


         The accompanying notes are an integral part of this statement.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            AS OF DECEMBER 31, 1994



                                                             High            Intermediate
                                                Small       Income            Government    Prime               Income
                                   Common   Capitalization  Equity     Bond   Obligations Obligations Balanced Advantage
                                 Stock Fund      Fund        Fund      Fund      Fund       Fund       Fund      Fund       Total
                                 -----------  ----------  ---------- --------  --------  ----------  --------  --------  ----------
ASSETS:
 Cash                             $  8,763    $   -       $   -      $   -     $   -     $     -     $   -     $   -     $    8,763
                                  --------    --------    --------   --------  --------  ----------  --------  --------  ----------
 Investments:
  Mutual funds                        -        728,634     792,580    468,567   290,976   1,326,162   226,958      -      3,833,877
  Kaydon Corporation common stock  202,001        -           -          -         -           -         -         -        202,001
  Common collective fund              -           -           -          -         -           -         -      947,257     947,257
                                  --------    --------    --------   --------  --------  ----------  --------  --------  ----------
     Total Investments             202,001     728,634     792,580    468,567   290,976   1,326,162   226,958   947,257   4,983,135
                                  --------    --------    --------   --------  --------  ----------  --------  --------  ----------
     Total Assets                  210,764     728,634     792,580    468,567   290,976   1,326,162   226,958   947,257   4,991,898

LIABILITIES:
 Accrued administrative expenses       (87)        (27)       (238)       (11)     (149)       (834)      (55)     (477)     (1,878)
                                  --------    --------    --------   --------  --------  ----------  --------  --------  ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS               $210,677    $728,607    $792,342   $468,556  $290,827  $1,325,328  $226,903  $946,780  $4,990,020
                                  ========    ========    ========   ========  ========  ==========  ========  ========  ==========


         The accompanying notes are an integral part of this statement.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                             High            Intermediate
                                                Small       Income            Government    Prime               Income
                                   Common   Capitalization  Equity     Bond   Obligations Obligations Balanced Advantage
                                 Stock Fund      Fund        Fund      Fund      Fund       Fund       Fund      Fund       Total
                                 -----------  ----------  ---------- --------  --------  ----------  --------  --------  ----------
Contributions:
 Employer                         $ 24,143    $   37,648  $   34,635 $ 16,981  $   7,200 $   32,725  $  8,074 $   36,889 $  198,295
 Participants                       39,495        58,922      53,497   23,425      9,538     42,947    10,849     58,915    297,588
                                  --------    ----------  ---------- --------  --------- ----------  -------- ---------- ----------
                                    63,638        96,570      88,132   40,406     16,738     75,672    18,923     95,804    495,883
                                  --------    ----------  ---------- --------  --------- ----------  -------- ---------- ----------
Investment income:
 Interest and dividends              7,473       135,251      51,132   28,237      9,933     54,196    19,925     58,985    365,132
 Net appreciation in current value
  of investments                    68,078       133,953     173,187   45,447     15,839       -       32,749       -       469,253
                                  --------    ----------  ---------- --------  --------- ----------  -------- ---------- ----------
                                    75,551       269,204     224,319   73,684     25,772     54,196    52,674     58,985    834,385
                                  --------    ----------  ---------- --------  --------- ----------  -------- ---------- ----------
                                   139,189       365,774     312,451  114,090     42,510    129,868    71,597    154,789  1,330,268

Benefit payments                      (558)      (72,968)    (61,164) (77,969)   (33,379)  (272,486)  (57,151)  (138,530)  (714,205)
Administrative expenses               (758)         (910)     (1,024)    (364)      (205)    (2,002)     (336)    (1,627)    (7,226)
Fund transfers                      79,731        21,068      33,922  (56,315)  (271,142)  (183,878)   53,323    323,291       -
                                  --------    ----------  ---------- --------  --------- ----------  -------- ---------- ----------

     Change in net assets
      available for plan benefits  217,604       312,964     284,185  (20,558)  (262,216)  (328,498)   67,433    337,923    608,837

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year       210,677       728,607     792,342  468,556    290,827  1,325,328   226,903    946,780  4,990,020
                                  --------    ----------  ---------- --------  --------- ----------  -------- ---------- ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year            $428,281    $1,041,571  $1,076,527 $447,998  $  28,611 $  996,830  $294,336 $1,284,703 $5,598,857
                                  ========    ==========  ========== ========  ========= ==========  ======== ========== ==========




         The accompanying notes are an integral part of this statement.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                             High            Intermediate
                                                Small       Income            Government    Prime               Income
                                   Common   Capitalization  Equity     Bond   Obligations Obligations Balanced Advantage
                                 Stock Fund      Fund        Fund      Fund      Fund       Fund       Fund      Fund       Total
                                 -----------  ----------  ---------- --------- ---------- ---------  --------  --------  ----------
Contributions:
 Employer                         $ 17,694    $ 34,264    $ 37,964   $  23,598 $   16,695 $   16,960 $  6,873 $ 22,905  $  176,953
 Participants                       26,170      58,846      65,974      34,104     26,016     53,833   10,345   42,295     317,583
                                  --------    --------    --------   --------- ---------- ---------- -------- --------  ----------
                                    43,864      93,110     103,938      57,702     42,711     70,793   17,218   65,200     494,536
                                  --------    --------    --------   --------- ---------- ---------- -------- --------  ----------
Investment income (loss):
 Interest and dividends              3,055      63,096      23,516      38,759     28,380     48,221    8,706   31,980     245,713
 Net appreciation (depreciation)
  in current value of investments   21,385     (19,989)    (95,189)    (64,575)   (43,858)      -      (9,776)    -       (212,002)
                                  --------    --------    --------   --------- ---------- ---------- -------- --------  ----------
                                    24,440      43,107     (71,673)    (25,816)   (15,478)    48,221   (1,070)  31,980      33,711
                                  --------    --------    --------   --------- ---------- ---------- -------- --------  ----------
                                    68,304     136,217      32,265      31,886     27,233    119,014   16,148   97,180     528,247

Benefit payments                    (8,105)    (62,436)    (42,371)   (121,620)  (174,878)  (126,518)  (2,565) (46,253)   (584,746)
Administrative expenses               (318)       (316)     (1,087)       (385)      (821)    (3,114)    (270)  (1,724)     (8,035)
Fund transfers                      25,800     116,544      67,572    (199,612)  (602,040)  (519,431) 213,590  897,577        -
                                  --------    --------    --------   --------- ---------- ---------- -------- --------  ----------

     Change in net assets
      available for plan benefits   85,681     190,009      56,379    (289,731)  (750,506)  (530,049) 226,903  946,780     (64,534)

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year       124,996     538,598     735,963     758,287  1,041,333  1,855,377     -        -      5,054,554
                                  --------    --------    --------   --------- ---------- ---------- -------- --------  ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year            $210,677    $728,607    $792,342   $ 468,556 $  290,827 $1,325,328 $226,903 $946,780  $4,990,020
                                  ========    ========    ========   ========= ========== ========== ======== ========  ==========




         The accompanying notes are an integral part of this statement.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                         NOTES TO FINANCIAL STATEMENTS



(1)   SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

            The accompanying financial statements of the Electro-Tec
                  Corporation Employee Retirement Benefit Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is the quoted market price, except for guaranteed investment contracts included in the Income Advantage Fund which are reported at contract value.

            Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)   DESCRIPTION OF THE PLAN

            Electro-Tec Corporation (the "Company" or "Employer"), a
                  wholly-owned subsidiary of Kaydon Corporation, sponsors the Plan, a defined contribution plan. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information.

            Eligibility requirements - All employees of the Company who are 21 years of age and have completed at least 500 hours of service during a six-month period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following such six-month period.

            Contributions - Participants may elect to make, through payroll deductions, both tax-deferred contributions, which may not exceed 15 percent of compensation, and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax, after-tax voluntary and Company matching and discretionary contributions is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(2)   DESCRIPTION OF THE PLAN, continued

                  each participant up to 3 percent of the participant's compensation, as defined by the Plan, and 75 percent of each participant's contribution in excess of 3 percent of compensation, not to exceed an additional 4 percent of each participant's compensation, as defined. In addition, the Company may, with the approval of the Board of Directors, make discretionary contributions to the Plan. There were no discretionary Employer contributions in 1995 or 1994.

            Allocation of investment income/loss - Individual accounts are maintained for each participant to reflect the participant's contributions, the Company's contributions, forfeitures, investment income and administrative expenses. Investment income is allocated based on each participant's relative account balance within the respective fund.

            Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

            Investment of participant accounts - Plan participants may direct the investment of their account balances in eight investment options. All but the Common Stock and Income Advantage Funds are part of the Parkstone group of mutual funds.

            The Common Stock Fund invests solely in Kaydon Corporation common stock.

            The Small Capitalization Fund invests primarily in a diversified portfolio of common stocks and securities convertible into common stocks of small and medium sized companies.

            The High Income Equity Fund invests in stocks and securities convertible into common stock of all size companies.

            The Bond Fund invests in a portfolio of medium and high-grade debt securities with fixed maturity dates and interest rates.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(2)   DESCRIPTION OF THE PLAN, continued

            The Intermediate Government Obligations Fund invests in U.S.
                  Government securities with remaining maturities of twelve years or less.

            The Prime Obligations Fund invests primarily in short-term obligations issued by the U.S. Government, high quality money market instruments and corporate promissory notes.

            The Balanced Fund invests in common stocks of U.S. Companies with market capitalization of $1 billion and greater, bonds of U.S. government agencies, mortgage-related bonds and corporate bonds.

            The Income Advantage Fund invests primarily in guaranteed
                  investment contracts, bank investment contracts and commercial paper.

            Payment of benefits - Amounts credited to an individual
                  participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

            Administrative expenses - Although not required to do so, the
                  Employer paid certain administrative expenses of the Plan during 1995 and 1994. The remaining expenses were paid for by First of America Bank Corporation (the "Trustee") out of the Plan assets.

            Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

            Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts based on relative account balance within the respective fund.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(3)   TRUST FUND

            A trust fund is maintained by the trustee for all purposes of the
                  Plan; and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)   TAX STATUS

            During 1994, the Company restated the Plan to meet the requirements of the Tax Reform Act of 1986. The Internal Revenue Service issued a determination dated October 12, 1995, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(5)   INVESTMENTS

            The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31,:

                                                                                1 9 9 5           1 9 9 4
                                                                               ----------       ----------
                        Common Stock Fund                                      $  425,589       $     -
                        Small Capitalization Fund                               1,041,571          728,634
                        High Income Equity Fund                                 1,076,527          792,580
                        Bond Fund                                                 447,998          468,567
                        Intermediate Government
                           Obligations Fund                                          -             290,976
                        Prime Obligations Fund                                    996,830        1,326,162
                        Balanced Fund                                             294,336              -
                        Income Advantage Fund                                   1,284,703          947,257

(6)   SUBSEQUENT EVENTS

            Effective January 1, 1996, the Company changed Trustees from First of America Investment Corporation to CG Trust Company. As a result, the Plan assets were transferred into CG Trust Company funds with comparable investment options.

                                                                      SCHEDULE I

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                EIN: 59-1226757

                                PLAN NUMBER: 001

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1995

                                              Description of                                  Current
Identity of Issuer                              Investment                    Cost             Value
- -------------------                         ------------------             ----------       ----------
Mutual Funds:
 *First of America                        Parkstone Small
  Investment                               Capitalization Fund,
  Corporation                              38,677 units                    $  860,679       $1,041,571

 *First of America                        Parkstone High Income
  Investment                               Equity Fund, 67,452
  Corporation                              units                              960,149        1,076,527

 *First of America                        Parkstone Bond Fund,
  Investment                               44,890 units
  Corporation                                                                 451,165          447,998

 *First of America                        Parkstone Intermediate
  Investment                               Government Obligations
  Corporation                              Fund, 2,853 units                   29,412           28,611

 *First of America                        Parkstone Prime
  Investment                               Obligations Fund,
  Corporation                              996,830 units                      996,830          996,830

 *First of America                        Parkstone Balanced Fund,
  Investment                               23,472 units
  Corporation                                                                 276,218          294,336
                                                                           ----------       ----------
                                                                            3,574,453        3,885,873
                                                                           ----------       ----------
Common Stock:
 *Kaydon Corporation                      Common Stock Fund, 14,011
                                           shares                             351,271          425,589
                                                                           ----------       ----------
Common Collective Fund:
 Lasalle National Trust                   Income Advantage Fund,
                                           1,284,703 units                  1,284,703        1,284,703
                                                                           ----------       ----------
                                                                           $5,210,427       $5,596,165
                                                                           ==========       ==========

                        * Represents a party-in-interest

                                                                     SCHEDULE II

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                EIN: 59-1226757

                                PLAN NUMBER: 001

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                Purchases                            Sales or Maturities
                                       ---------------------------    -------------------------------------------------
                                        Number of        Purchase       Number of                  Cost of
                                       Transactions        Price      Transactions    Proceeds      Asset      Net Gain
                                       ------------     ----------    ------------   ----------   --------     --------
*First of America
 Investment Corporation:

  Parkstone Small Capitalization
   Fund                                     77          $387,559         30          $208,575     $161,602     $ 46,973

  Parkstone High Income Equity
   Fund                                     78           238,553         35           127,793      122,297        5,496

  Parkstone Bond Fund                       68           107,537         27           173,553      187,382      (13,829)

  Parkstone Intermediate
   Government Obligations
   Fund                                     51            26,672         23           304,876      317,052      (12,176)

  Parkstone Prime
   Obligations Fund                         67           145,528         26           474,859      474,859         -

Lasalle National Trust:
 Income Advantage Fund                      75           563,141         29           225,695      225,695         -



*Represents a party-in-interest

            NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Kaydon Corporation:


      As independent public accountants, we hereby consent to the incorporation of our report, dated May 24, 1996, included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement Numbers 2-89399, 2-92778, 33-48762, 33-61646 and 33-61648.

/s/ Arthur Andersen LLP
- -------------------------
ARTHUR ANDERSEN LLP

Grand Rapids, Michigan


June 20, 1996